ROBERT C. LASKOWSKI
ATTORNEY AT LAW
520 S.W. YAMHILL
SUITE 600
PORTLAND, OREGON 97204-1329
RCL@ROBLAW.US

TELEPHONE (503)241-0780	February 1, 2010	FACSIMILE (503) 227-2980

Mark Rakip
Staff Accountant
United States Securities & Exchange Commission
100 F Street NE
Washington, D.C. 20549

Encompass Holdings, Inc.
Item 4.01 Form 8-K
Filed January 27, 2010
File No. 0-31451

Dear Mr. Rakip

On behalf of the referenced registrant, we are responding to your comment letter of January 29, 2010. The registrant has amended the subject 8K report as indicated in the attachment hereto to include the additional disclosures required by Regulation S-K Item 304 (a)(2).  The amended 8-K report also includes an updated letter from the former accountants as Exhibit 16.1.

The Registrant acknowledges that:
  the Registrant is responsible for the adequacy and accuracy of the disclosures in the filings;
  staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action under the federal securities laws of the United States; and
  the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mark Rapik
Staff Accountant
February 1, 2010

If you have any further questions or comments concerning either the responses contained in this letter or the amended reports filed herewith, please let us know.

Very truly yours,
Robert C. Laskowski

/rcl
enclosure